Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use of our reports dated March 7, 2007 relating to the financial statements of BCE Inc., to the reconciliation of Canadian GAAP to United States GAAP and to management’s report on internal control over financial reporting appearing in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2006.
We also consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3 and No. 333-12780, 333-12802 and 333-12804 on Form S-8 of our reports dated March 7, 2007 relating to the financial statements of BCE Inc., to the reconciliation of Canadian GAAP to United States GAAP and to management’s report on internal control over financial reporting appearing in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2006.

(signed) Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montreal, Canada
March 14, 2007